EXHIBIT 99.03

Chunghwa Telecom announces its operating results for July 2016

Date of events: 2016/08/10

Contents:

1.	Date of occurrence of the event: 2016/08/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence: Chunghwa Telecom consolidated operating revenue for July 2016 was NT$18.67 billion, a 0.1% increase year-over-year. Operating costs and expense were NT$14.81 billion, a 6.9% increase year-over-year. Operating income was NT$3.86 billion, a 19.2% decrease year-over-year. Pretax income was NT$3.89 billion, a 21.0% decrease year-over-year. Net income attributable to stockholders of the parent company was NT$3.17 billion and EPS was NT$0.41.

Accumulated till the end of July, total operating revenue was NT$131.81 billion, remaining flat year-over-year. Operating income and pretax income were NT$30.52 billion and NT$31.66 billion, respectively. Net income attributable to stockholders of the parent company was NT$25.9 billion and EPS was NT$3.34, growing by 1% year-over-year.

In July, data communications revenue increased 3.4% year-over-year, and ICT project revenue continued to increase. Broadband access revenue slightly decreased. Additionally, local revenue decreased because of mobile and VoIP substitution.

Mobile communications business revenue decreased year-over-year, but mobile value-added service revenue continued to increase driven by the growth of 4G mobile internet subscriber base. The growth was offset by the decrease of smart device sales and the decrease of mobile voice revenue because of market competition.

Operating costs and expenses in July increased 6.9% year-over-year which was mainly due to the increase of ICT project revenue as well as the strengthening of overall business marketing which resulted in the increase of related costs and expenses.

8.Countermeasures: None

9.Any other matters that need to be specified: None